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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Sierra Nevada Corporation Awarded Contract

to Deliver 12 A-29s for the Nigerian Air Force

São Paulo, Brazil, February 6th, 2019 – Embraer Defense & Security and its partner Sierra Nevada Corporation (SNC) were awarded a contract to deliver 12 A-29 Super Tucano light attack aircraft to the Nigerian Air Force.

“SNC is proud to work with our partner, Embraer Defense & Security, to build A-29s in support of the Nigerian Air Force in addressing their on-going training and security needs,” said Taco Gilbert, Senior Vice President of ISR, Aviation and Security (IAS) at SNC. “The combat-proven A-29 is designed and built for the mission in Nigeria. It’s the most reliable and cost-effective solution for basic and advanced flight and combat training, close air support operations, ISR (Intelligence, Surveillance, and Reconnaissance), counterinsurgency and irregular warfare scenarios.”

“The A-29 Super Tucano has become the global reference for light attack and advanced training with a proven track record in several combat zones around the world”, said Jackson Schneider, President and CEO of Embraer Defense & Security. “Embraer welcomes Nigeria as the latest member of this true international coalition that is helping bring peace to the world.”

The A-29 is conducting combat missions on a daily basis in theaters around the world. It has more than 46,000 combat hours and more than 360,000 total flight hours. With the Nigeria order, the A-29 is the choice of 14 air forces worldwide.

In addition to its combat record, the A-29’s robust landing gear and enhanced clearance enable take-off and landing in even the most austere field conditions. The aircraft also offers exceptional dependability and accuracy in weapons delivery, making it highly effective in the light attack role.

The contract for the Nigerian Air Force includes ground training devices, mission planning systems, mission debrief systems, spares, ground support equipment, alternate mission equipment, contiguous U.S. interim contractor support, outside of continental U.S. (OCONUS) contractor logistic support and field service representatives for OCONUS support.

The aircraft will be produced in Jacksonville, Florida, and modified in Centennial, Colorado.  The aircraft are expected to be delivered to Nigeria in line with the contract timelines, as part of a larger more comprehensive training and support package.

PRESS OFFICES

Headquartes (Brazil)	North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

To learn more about the A-29, go to BuiltForTheMission.com.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquartes (Brazil)	North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer